Report of Independent Registered
Public Accounting Firm

The Board of Directors of
Dreyfus Funds, Inc:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus Funds, Inc. (the "Company"), which is
comprised of Dreyfus Mid-Cap Growth Fund (the
"Fund"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of March 31,
2014, and from December 31, 2013 through March
31, 2014, with respect to securities reflected in the
investment accounts of the Fund. Management is
responsible for the Fund's compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
December 31, 2013 (the date of our last
examination) through March 31, 2014:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of March 31, 2014;
5.	Agreement of pending purchase activity for
the Fund as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Fund as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of five purchases
and five sales, from the period December 31,
2013 (the date of our last examination)
through March 31, 2014, from the books and
records of the Fund to the bank statements
noting that they had been accurately
recorded and subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	 We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2014 through
March 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March 31, 2014, and from December 31, 2013 through March 31, 2014, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Dreyfus Funds, Inc and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
June 30, 2014
June 30, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Funds, Inc. (comprised of
Dreyfus Mid-Cap Growth Fund) (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 March 31,
2014 and for the period from December 31, 2013
(the date of our last examination) through March 31, 2014.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014 and from December 31, 2013 through March
31, 2014 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Funds, Inc.

Jim Windels
Treasurer

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